
December 18, 2020

Raj Mehra, Ph.D.
President, Chief Executive Officer and Chairman
Seelos Therapeutics, Inc.
300 Park Avenue, 12th Floor
New York, NY 10022

> **Re: Seelos Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 15, 2020**
> **File No. 333-251356**

Dear Dr. Mehra:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences